

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 16, 2018

Gregory S. Motto
Executive Vice President and Chief Financial Officer
International Speedway Corporation
One Daytona Boulevard
Daytona Beach, Florida 32114

>   **Re: International Speedway Corporation.**
>   **Form 10-K for the Fiscal Year Ended November 30, 2017**
>   **Filed January 26, 2018**
>   **File No. 000-02384**

Dear Mr. Motto:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　Sincerely,

　　　　　　　　　　/s/ Melissa Raminpour

　　　　　　　　　　Melissa Raminpour
　　　　　　　　　　Branch Chief
　　　　　　　　　　Office of Transportation and Leisure